UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-10436.

A.	Full title of the plan and the address of plan, if different from that of the issuer named below

Chemtec Energy Services 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

L.B. FOSTER COMPANY

415 Holiday Drive

Pittsburgh, PA 15222

Chemtec Energy Services

401(k) Plan

Financial Statements

and Supplemental Schedule

December 31, 2016 and 2015 and the

Year Ended December 31, 2016

Note: Other supplemental schedueles required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Chemtec Energy Services 401(k) Plan (the “Plan”). The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor’s Regulation 29 CFR 2520.104-46.

Chemtec Energy Services

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value	$927,597	$482,465

Receivables:
Contributions receivable from employer	11,425	—
Contributions receivable from employee	30,982	—

	42,407	—

Net assets available for benefits	$970,004	$482,465

See accompanying notes.

Chemtec Energy Services

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016

Additions
Investment income:
Interest and dividends	$28,152
Net realized/unrealized appreciation in investment fair value	41,865

Total investment income	70,017
Contributions:
Employee	237,949
Employer	79,795
Rollover	114,024

Total contributions	431,768

Total additions	501,785

Deductions
Deductions from net assets attributable to:
Benefit payments	12,687
Administrative expenses	1,559

Total deductions	14,246

Increase in net assets available for benefits	487,539
Net assets available for benefits, beginning of year	482,465

Net assets available for benefits, end of year	$970,004

See accompanying notes.

Chemtec Energy Services

401(K) Plan

Notes to Financial Statements

December 31, 2016 and 2015

1. Description of Plan

The following brief description of the Chemtec Energy Services 401(k) Plan (the “Plan”) is provided for general information purposes. Participants should refer to the summary plan description for more complete information. The plan document is the governing instrument and should be referred to for a full description of the Plan and its provisions.

General

The Plan is a defined contribution plan extended to all eligible employees of Chemtec Energy Services, LLC (the “Company”) who have attained age 18. The L.B. Foster Company Investment Committee, appointed by the Board of Directors of the Company, collectively serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Contributions and Forfeitures

Contributions under the Plan are made by both the participants and the Company. Participants may contribute up to 75% of their annual pretax compensation and up to 100% of their compensation on an after-tax basis, subject to Internal Revenue Code limitations. However, there is no limit on aggregate pretax and after-tax contributions. Participant contributions and employer matching contributions are invested in accordance with participant elections. In the event that a participant does not make an investment election, contributions are invested in the Fidelity Freedom Fund (target date retirement fund) that coincides with the participant’s date of normal retirement age, until such time as an election is made by the participant. The participant may transfer contributions defaulted to these funds into other investment options at the participant’s discretion.

The Company, upon resolution of the Board of Directors, may make a discretionary profit-sharing contribution of an amount out of, but not in excess of, the Company’s current or accumulated profits. Participants must have attained one year of service as of the last day of the plan year in order to be eligible for the discretionary profit-sharing contribution, if any, for that year.

The Company’s matching contributions may be reduced by forfeitures that accumulate from terminations of participants with non-vested employer matching contributions. During the year ended December 31, 2016, forfeitures of $1,312 were utilized to reduce Company contributions. At December 31, 2016 and 2015, forfeitures of $82 and $0, respectively, were available to reduce future Company contributions.

1. Description of Plan (continued)

Participant Accounts

Each participant account is credited with the participant’s pretax and voluntary contributions, the participant’s allocable share of Company contributions, and related earnings of the funds. Participant accounts may be invested in 10% increments into Company stock or any of the mutual funds available under the Plan or other investment securities through a self-directed brokerage option, at the direction of the participant.

Vesting

A participant’s vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant’s account attributable to the participant’s contributions and (b) that portion of the participant’s account attributable to the Company’s contributions multiplied by the applicable vesting percentage, (c) plus related earnings (losses). Participants are 100% vested in Company contributions after two years of eligible service.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in his or her participant account.

Benefit Payments

Normal retirement age is 65. The Plan also allows for age 59 1⁄2 in-service withdrawals of all or any portion of the participant’s vested account balance.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, late, or disability retirement, death, or termination of employment may be made in the form of direct rollover, annuity, cash, or partly in cash and partly as an annuity. The amount of such distribution is equal to the participant’s vested account balance on the valuation date.

Under the Plan, a participant may elect to withdraw voluntary, after-tax contributions made to the Plan prior to January 1, 1987. Such withdrawals are subject to a $1,000 minimum. In the event of extreme hardship and subject to certain restrictions and limitations, a participant may withdraw their vested interest in the portion of their account, subject to a $500 minimum, attributable to matching, fixed and discretionary contributions, and related earnings.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the Plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are maintained under the accrual method of accounting in conformity with the accounting principles generally accepted in the United States (“GAAP”).

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Market values for investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, and credit rating downgrades. The fair values assigned to the investments by the Plan are based upon available information believed to be reliable, which may be affected by conditions in the financial markets. The Plan may not be able to sell its investments when it desires to do so or to realize what it perceives to be its fair value in the event of a sale.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned. Plan assets are concentrated in mutual funds consisting primarily of stocks and bonds. Realization of the Plan’s net assets available for benefits is dependent on the results of these markets.

2. Summary of Significant Accounting Policies (continued)

Benefit Payments

Benefits are recorded upon distribution.

Administrative Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Certain administrative functions are performed by employees of the Company. No such employee receives compensation from the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

Subsequent Events

At the date the financial statements were available to be issued, the Plan’s management concluded that there were no subsequent events requiring adjustments to the financial statements or disclosures as stated herein.

3. Income Tax Status

The underlying volume submitter plan has received an advisory letter from the Internal Revenue Service (“IRS”) dated March 31, 2014 stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“the Code”) and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan administrator has determined that it is eligible to and has chosen to rely on the current IRS volume submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

4. Fair Value Measurements

The Plan applies the provisions of Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (ASC 820), to its financial assets carried in the financial statements at fair value on a recurring basis. ASC 820 defines fair value as the exchange price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

•	Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

•	Level 2 – Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

•	Level 3 – Unobservable inputs that reflect an entity’s own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

There have been no changes in the methodologies used at December 31, 2016 and 2015, nor have there been any transfers between levels during the years presented. The following is a description of the investments and valuation methodologies used for assets measured at fair value:

Common stock

L.B. Foster common stock is the only common stock investment available to the Plan and is valued daily at the closing price reported on the active market.

Mutual funds

Various mutual funds are offered to the Plan participants. Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

4. Fair Value Measurements (Continued)

Stable value collective trust fund

The Fidelity Managed Income Portfolio Class I Fund (“MIP CL 1 Fund”) is the only stable value collective trust fund available to the Plan. The Plan uses the NAV per share of the MIP CL 1 Fund provided by the trustee as a practical expedient to estimate fair value. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the MIP CL 1 Fund, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner. The MIP CL 1 Fund’s units are issued and redeemed daily at the constant NAV of $1 per unit. The Fund’s investment objective is stability of principal and high current income.

Self-directed brokerage accounts

Accounts primarily consist of publicly traded cash reserves, common stocks, preferred stock, and publicly traded partnerships and trusts that are valued on the basis readily determinable market prices.

Investments included in the statements of net assets available for benefits include mutual funds totaling $920,631 and $482,465, the Company’s common stock fund of $3,603 and $0 and the Company’s Stock Purchase Account of $1,076 and $0 which are stated at fair value as of December 31, 2016 and 2015, respectively. These investments are valued based upon daily unadjusted quoted prices and, therefore, are considered Level 1.

Excluded from the fair value disclosure above, the investment in the stable value collective trust fund is measured at net asset value per share as a practical expedient. The net asset value as of December 31, 2016 and 2015, the investment in the MIP CL 1 Fund of $2,287 and $0. There are no unfunded commitments in regards to the MIP CL I Fund at December 31, 2016.

5. Transactions with Parties-in-Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan’s administration are absorbed by the Company and may qualify as party-in-interest transactions under ERISA. The Plan also invests in Company stock. The Company is the plan sponsor, and therefore, transactions with L.B. Foster Company may qualify as exempt party-in-interest. Notes receivable from participants also qualify as exempt party-in-interest transactions.

Supplemental Schedule

Chemtec Energy Services

401(k) Plan

EIN #65-0936560 Plan #001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2016

Identity of Issue, Borrower,		Shares	Fair Market
Lessor, or Similar Party	Description of Investment	Held	Value
Fidelity Investments*:
Government Income Fund	Government obligations	893	9,081
Balanced Fund – Class K	Equities	7,633	168,074
Low Price Stock Fund – Class K	Equities	130	6,440
International Discovery Fund – ‘Class K	Equities	207	7,556
Capital Appreciation Fund – Class K	Equities	86	2,731
Contrafund K	Equities	556	54,740
Spartan International Index Fund – Advantage Class	Index funds	802	28,323
Spartan Small Cap Index- Advantage Class	Index funds	88	1,621
Spartan US Bond Index Fund - Advantage Class	Fixed income securities	1,326	15,236
Spartan 500 Index Fund – Advantage Class	Index funds	971	76,069
Freedom 2015 – Class K	Equity funds, fixed income funds	136	1,677
Freedom 2020 – Class K	Equity funds, fixed income funds	1,739	26,068
Freedom 2025 – Class K	Equity funds, fixed income funds	543	6,972
Freedom 2030 – Class K	Equity funds, fixed income funds	7,919	125,043
Freedom 2035 – Class K	Equity funds, fixed income funds	13,950	181,910
Freedom 2040 – Class K	Equity funds, fixed income funds	3,035	27,774
Freedom 2045 – Class K	Equity funds, fixed income funds	7,893	81,532
Freedom 2050 – Class K	Equity funds, fixed income funds	2,707	28,096
Freedom 2055 – Class K	Equity funds, fixed income funds	2,042	23,793
Freedom 2060 – Class K	Equity funds, fixed income funds	1,041	10,774
Retirement Government Money Market Fund	Government obligations, money market securities	90	90
Managed Income Portfolio Class 1	Stable value fund	2,287	2,287
Franklin Mutual Shares Class A	Equities	244	6,817
Prudential Jennison Mid-Cap Growth Fund - Class Z	Equities	0	6
Janus Triton T	Equities	574	13,552
PIMCO Total Return Fund	Fixed income securities	298	2,988
PIMCO Real Return Institutional Fund	Fixed income securities	108	1,175
Allianz NFJ Small Cap Value Fund	Equities	0	6
Oppenheimer Developing Markets A Fund	Equities	391	12,486

			922,918

Chemtec Energy Services

401(k) Plan

EIN #65-0936560 Plan #001

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year) (continued)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held	Fair Market Value
L.B. Foster Company*:
Stock Fund	Common stock	265	3,603
Stock Purchase Account	Money market securities	—	1,076

			4,679

			927,597

*	Party in interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chemtec Energy Services 401(k) Plan (Name of Plan)

Date: June 29, 2017	/s/ Brian H. Kelly
Brian H. Kelly Vice President, Human Resources and Administration